This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd.
999 Canada Place
World Trade Center, Suite 404
Vancouver, B.C. V6C 3E2

Item 2.	Date of Material Change

On or about November 20, 2006

Item 3.	News Release

November 20, 2006, Vancouver, B.C.

Item 4.	Summary of Material Change

Trans-Orient Increases Investment in Austral Pacific Energy

Trans-Orient Petroleum Ltd., (OTCBB: TOPLF) announced today that it has participated in a private placement to acquire an additional 1,395,000 common shares of Austral Pacific Energy Ltd. for total consideration of $1,813,500.

Item 5.	Full Description of Material Change

Vancouver, BC, November 20, 2006 – Trans-Orient Petroleum Ltd., (OTCBB: TOPLF) announced today that it has participated in a private placement to acquire an additional 1,395,000 common shares of Austral Pacific Energy Ltd. for total consideration of $1,813,500. As a result of the acquisition, Trans-Orient now owns 3,110,240 common shares (11.20%) of Austral. Existing principal shareholders, including Wellington-based Infratil Limited, Trans-Orient Petroleum Ltd. and Vancouver businessman Mr. Alex Guidi subscribed for a substantial portion of the 5 million shares issued by Austral.

Background

To consolidate operations and create a more powerful organization during the cyclical downturn in oil prices in 1999, Trans-Orient shareholders voted to exchange assets for a major equity position with affiliated company Austral Pacific Energy Ltd. The consolidation of assets and operations into Austral benefited both companies by creating an entity with the necessary critical mass to evolve into what is today a substantial development stage oil and gas company in New Zealand and Papua New Guinea.

Contact:
Dan Brown 604-682-6496
dbrown@iremco.com
www.transorient.com

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Peter Loretto, President and Chief Executive Officer (604) 682-6496

Item 9.	Date of Report

November 20, 2006

“Peter Loretto”
_______________________________

Peter Loretto, President/Chief Executive Officer

Place of Declaration: Vancouver, British Columbia